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ALLISON FUMAI

allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

May 7, 2019

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund Trust (the “Trust”)
(File No. 002-89729; 811-03980)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Trust’s registration statement on Form N-1A relating to the addition of a new portfolio of the Trust, Liquid Assets Prime Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2019. The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 196 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 15, 2019.

COMMENTS TO THE PROSPECTUS

Comment 1.    Please supplementally confirm that the Fund’s investments in asset-backed securities will comply with applicable requirements in Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 1. We hereby confirm that the Fund’s investments in asset-backed securities will comply with applicable requirements in Rule 2a-7 under the 1940 Act.

Comment 2.    Please supplementally confirm that the Fund does not expect “Acquired Fund Fees and Expenses” to exceed one basis point.

Response 2. We hereby confirm that the Fund does not expect “Acquired Fund Fees and Expenses” to exceed one basis point.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 3.    With respect to fundamental investment limitation number seven, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries.

Response 3. We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate and consistent with Section 8(b)(1)(E) of the 1940 Act and Item 16(c)(1)(iv) of Form N-1A.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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